UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at November 9, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Gerald Panneton
President and CEO

Date: November 9, 2007

* Print the name and title of the signing officer under his signature

    Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.continentalminerals.com

CONTINENTAL MINERALS CORPORATION ANNOUNCES MAJOR STEPS
TOWARD PERMITTING OF XIETONGMEN COPPER PROJECT
AND COMMENTS ON THE NEW POLICY OF FOREIGN INVESTMENT IN CHINA

November 9, 2007, Vancouver, British Columbia - Continental Minerals Corporation ("Continental" or the "Company") (TSXV: KMK; OTCBB: KMKCF) announces major steps toward the permitting of its Xietongmen Copper Project and comments on various news reports relating to China's foreign investment policy. On October 31, 2007, the Ministry of Commerce and the National Development and Reform Commission of China ("NDRC") issued a new "Foreign Investments Industry Sector Guidance Catalogue" that will become effective December 1, 2007.

In comparison to the current "Foreign Investments Industry Sector Guidance Catalogue", which was issued in 2004, no change in this new catalogue will affect any of Continental's current and future business activities in China, including its exploration and development plans for Xietongmen.

Changes in the new catalogue that may impact other sectors of the mining industry for foreign investment in China include the reclassification of tungsten, molybdenum, tin, antimony and fluorite into a "forbidden category" for foreign investors from a "restricted category" and a requirement for a Chinese majority shareholding in exploration and mining of specialty coal such as coking coal. Continental does not explore or mine any of these minerals and is not impacted by such reclassification.

Continental confirmed today with officials from the Foreign Investment Division and the Regulations Division of the Ministry of Commerce that its business operations are not affected.

As further evidence of Continental's good corporate standing and progress, Continental advises that the Ministry of Commerce issued on November 6, 2007 a revised Certificate of Approval for Establishment of Enterprises with Foreign Investment to Continental's 100% owned Chinese subsidiary, Tibet Tian Yuan Minerals Exploration Ltd. The revised scope of business is now expanded from the original "risk exploration for copper and associated non-ferrous minerals" to include "mining, processing and sale of copper and associated non-ferrous metals".

The Company is also pleased to announce that the NDRC issued on October 15, 2007 the "Project Pre-Approval" document, confirming that the Company's Xietongmen Copper Project can proceed toward the application for a mining license and environmental impact assessment report approval.

Gerald Panneton, President & CEO, said: "We are pleased to receive the Project Pre-Approval notification. The Company will continue its efforts toward completion of the necessary components for a mining license application."

About Continental Minerals Corporation

Continental is advancing the Xietongmen copper project. The Company announced the completion of a positive feasibility study for a 40,000 tonnes per day operation in August and is currently focused on completion of the environmental and socioeconomic assessment, as well as ongoing community consultation regarding the project.

For additional details, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365, or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Gerald Panneton
President and Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Xietongmen is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of copper, gold and silver, obtaining additional mining and construction permits, preparation of all necessary engineering for open pit and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov